THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

April 9, 2005

82-3708

<u>By Air Mail</u>


05007659

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

Dear Sirs,

Sub :- Shareholding Pattern for the quarter ended on 31st March, 2005.

We send herewith quarterly shareholding pattern for the quarter ended on 31st March, 2005 for your information and records.

Thanking you,

Yours faithfully,

R.V. Bhimani
Company Secretary

Encl.: As above.

dlw 5/6

THE ARVIND MILLS LIMITED, AHMEDABAD

Distribution of shareholding as on quarter ended on 31.3.2005

	Category	No. of shares held	Percentage of share holding
A	**PROMOTER'S HOLDING**		
1	Promoters		
	- Indian Promoters	72308097	37.01%
	- Foreign Promoters	0	0.00%
2	Persons acting in concert (Other than persons who are promoters)	0	0.00%
	Sub - Total	72308097	37.01%
B	**NON PROMOTERS HOLDING**		
3	**Institutional Investors**		
a.	Mutual Funds and Unit Trust of India	14988740	7.67%
b.	Banks, Financial Institutions, Insurance Companies (Central/State Govt.Institutions/ Non Govt. Institutions)	13250774	6.78%
c.	Foreign Institutional Investors	46230099	23.66%
	Sub - Total	74469613	38.12%
4	**Others**		
a.	Private Corporate Bodies	6763535	3.46%
b.	Indian Public	39139544	20.03%
c.	NRIs/OCBs	1263570	0.65%
d.	Any Other (GDR & Foreign Banks)	1434082	0.73%
	Sub - Total	48600731	24.88%
	GRAND TOTAL	195378441	100.00%


THE ARVIND MILLS LTD. AHMEDABAD

Note:1 Name, Number of shares held and percentage shareholding of entities / persons holding more than 1 percent of the shares of the company be given under each head.

Sr.No.	Name	No. of shares held	Percentage of share holding	Category
1	Aura Securities Pvt.Limited	51015374	26.11%	Indian Promoters
2	AML Employees Welfare Trust	10027624	5.13%	Indian Promoters
3	L I C of India	8844510	4.53%	Banks, FIs, Insurance Companies
4	Oppenheimer Funds inc.oppenheimer International Small Company Fund	5000000	2.56%	FIIs
5	T Rowe Price International Inc A/C T Rowe Price International Inc. Emerging Markets Equity Trust	4426065	2.27%	FIIs
6	Atul Limited	3878315	1.99%	Indian Promoters
7	T Rowe Price International Inc A/C T Rowe Price New Asia Fund	3740300	1.91%	FIIs
8	Goldman Sachs Investments (Mauritius) I Ltd.	2994867	1.53%	FIIs
9	GMO Erisa Pool	2412700	1.23%	FIIs
10	T Rowe Price International Inc A/C T Rowe Price Emerging Markets Stock Fund	2262457	1.16%	FIIs
Note 2 :	Total foreign shareholding as on 31.3.2005	48965583	25.06%	



For, The Arvind Mills Ltd.

Company Secretary